Dairy Farm

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

Interim Report 2003


惠康 wellcome

7 ELEVEN

IKEA
宜家傢俬

03029594



guardian

Giant

mannings


美心
Maxim's


頂好 Wellcome


STARBUCKS COFFEE

HEALTH AND GLOW

HERO

OLIVE YOUNG

FOODWORLD

PHOTO FINISH


Our goal is to create long-term shareholder value by satisfying Asian consumers' needs for wholesome fresh foods, consumer and durable goods.



Dairy Farm is a leading pan-Asian retailer. At 30th June 2003, the Group and its associates operated 2,400 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants; employed 52,500 people in the region; and had 2002 total sales from continuing operations of US$4.0 billion.

The Group operates under well-known local brands, including:

- Supermarkets – Wellcome in Hong Kong and Taiwan, Cold Storage in Singapore and Malaysia, Giant in Malaysia, Hero in Indonesia, and Foodworld in India;
- Hypermarkets – Giant in Malaysia, Singapore and Indonesia;
- Health and beauty stores – Mannings in Hong Kong, Guardian in Singapore, Malaysia and Indonesia, Health and Glow in India, and Olive Young in South Korea;
- Convenience stores – 7-Eleven in Hong Kong, Southern China and Singapore; and
- Home furnishings stores – IKEA in Hong Kong and Taiwan.

The Group has a 50% interest in Maxim's, Hong Kong's leading restaurant chain.

Dairy Farm International Holdings Limited is incorporated in Bermuda and has its primary share listing on the London Stock Exchange, and secondary listings on the Singapore and Bermuda stock exchanges. It has a sponsored American Depositary Receipt programme. The Group's businesses are managed from Hong Kong by Dairy Farm Management Services Limited through its regional offices. Dairy Farm is a member of the Jardine Matheson Group.

Highlights

- Strong performance in major markets
- Acquisitions in Taiwan, Malaysia and Indonesia
- Maxim's results impacted by SARS
- Special dividend declared

- Results

Prepared in accordance with IFRS	(unaudited) Six months ended 30th June			Prepared in accordance with IFRS as modified by revaluation of leasehold properties (unaudited) Six months ended 30th June		
Change %	2002 US$m	**2003 US$m**		**2003 US$m**	2002 US$m	Change %
			Sales from continuing operations			
16	1,435	**1,660**	– Subsidiaries	**1,660**	1,435	16
13	1,889	**2,125**	– Including associates	**2,125**	1,889	13
47	30	**44**	Underlying net profit	**44**	30	47
(83)	265	**44**	Net profit	**44**	265	(83)
0.9%	4.8%	**5.7%**	Underlying EBITDA to sales	**5.7%**	4.8%	0.9%
%	US¢	**US¢**		**US¢**	US¢	%
66	1.91	**3.17**	Underlying earnings per share	**3.16**	1.92	65
40	1.00	**1.40**	Interim dividend per share	**1.40**	1.00	40
n/a	–	**30.00**	Special dividend per share	**30.00**	–	n/a

The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the Chairman's Statement are based on this supplementary financial information unless otherwise stated.

Chairman's Statement

Overview

The Group continued to build on the improved performance achieved over the past two years despite the disruption the SARS outbreak caused in a number of its key markets. Opportunities have also been taken to return value to shareholders while at the same time maintaining the Group's development programme in its core Asian operations.

Performance

The Group's underlying net profit for the first half of 2003 increased by 47% to US$44 million. Net profit for the same period in 2002 was US$265 million, which included an exceptional gain of US$225 million arising from the disposal of Woolworths New Zealand. The good underlying profit growth was achieved despite a significant decrease in earnings from the Group's 50% associate Maxim's, where profits fell by 47% due to the impact of the SARS outbreak. Other major businesses generally performed well. Underlying earnings per share for the six months were further enhanced by the effect of share repurchases and rose 65% to US¢3.16.

The Board has declared an interim dividend of US¢1.40 per share, compared with US¢1.00 per share in the prior year, payable on 15th October 2003.

Corporate Developments

In February, the Company launched a share repurchase tender offer and acquired 158.3 million shares, representing 10.3% of the issued share capital. In view of the Company's continuing strong cash flow, the Board has now decided to declare a special dividend of US¢30.00 per share, payable together with the interim dividend.

Group Review

Southeast Asian operations achieved growth in sales of 21% and in operating profit of 28%, continuing their strong performance over the last four years. In Malaysia, 34 Tops supermarkets were acquired and are currently being re-branded as either Giant or Cold Storage. The acquisition furthers the successful expansion of the Giant business and extends its coverage into East Malaysia.

All the major Singapore-based businesses again performed well despite difficult economic conditions. Our Indonesian associate, Hero, was affected by strong competition. While market conditions will remain challenging in the short-term, Hero's acquisition of 22 Tops supermarkets and the roll-out of the Giant hypermarket concept should help improve the results in the medium-term.

In Hong Kong, Wellcome continued its improving trend during the first half. Further operating cost reductions were achieved and there was a sales boost as consumers diverted expenditure from restaurants to shopping for meals for home consumption. Mannings continued its good sales and earnings growth, but 7-Eleven's sales were disappointing. In Southern China, we continued to expand the 7-Eleven convenience stores chain with a further 20 outlets added, bringing the total to 147.

In Taiwan, Wellcome continued to perform strongly, and the store network was expanded with the acquisition and integration of 22 supermarkets.

The IKEA business, acquired in late 2002, is proceeding broadly in line with plan, and will benefit from any improvement in consumer sentiment in Hong Kong and Taiwan. In South Korea, our 50% associate Olive Young is continuing to expand its health and beauty chain with encouraging results.

Maxim's was the business most severely affected by the SARS outbreak during the second quarter, but we are hopeful of a recovery in the second half.

Outlook

Dairy Farm is well positioned to build on its recent good results and achieve further profit growth for the full year. These prospects should be viewed against the background of mixed economic conditions in the region and an uncertain rate of recovery in Hong Kong.

Simon Keswick
Chairman

Consolidated Profit and Loss Account

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2002 US$m	2002 US$m	**2003 US$m**	Note		**2003 US$m**	2002 US$m	2002 US$m
3,354.0	1,801.8	**1,659.6**	3	Sales	**1,659.6**	1,801.8	3,354.0
(2,375.3)	(1,286.7)	**(1,166.6)**		Cost of sales	**(1,166.6)**	(1,286.7)	(2,375.3)
978.7	515.1	**493.0**		Gross margin	**493.0**	515.1	978.7
8.4	2.8	**4.8**		Other operating income	**4.8**	2.8	8.4
(728.8)	(390.8)	**(376.5)**		Selling and distribution costs	**(376.3)**	(390.7)	(728.4)
(161.9)	(85.2)	**(72.5)**		Administration and other operating expenses	**(72.5)**	(85.2)	(161.9)
230.9	224.6	**–**	4 & 11	Net profit on sale of Woolworths	**–**	224.6	230.9
(4.0)	–	**–**		Property revaluation deficits and impairment charge	**–**	–	(4.0)
5.2	–	**–**		Reversal of closure cost provisions for Franklins	**–**	–	5.2
328.5	266.5	**48.8**	4	Operating profit	**49.0**	266.6	328.9
(3.8)	(4.0)	**(1.4)**		Net financing charges	**(1.4)**	(4.0)	(3.8)
33.7	15.4	**6.7**	4	Share of results of associates and joint ventures	**6.3**	15.4	33.7
358.4	277.9	**54.1**		Profit before tax	**53.9**	278.0	358.8
(16.2)	(12.8)	**(10.2)**	5	Tax	**(10.2)**	(12.8)	(16.2)
0.6	0.2	**0.6**		Minority interests	**0.6**	0.2	0.6
342.8	265.3	**44.5**		Net profit	**44.3**	265.4	343.2
US¢	US¢	**US¢**			**US¢**	US¢	US¢
			6	Earnings per share			
22.41	16.82	**3.17**		– Basic	**3.16**	16.83	22.43
22.33	16.78	**3.15**		– Diluted	**3.14**	16.78	22.36
			6	Underlying earnings per share			
6.64	1.91	**3.17**		– Basic	**3.16**	1.92	6.66
6.62	1.90	**3.15**		– Diluted	**3.14**	1.91	6.64

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 8.*

Consolidated Balance Sheet

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
At 31st December	(unaudited) At 30th June				(unaudited) At 30th June		At 31st December
2002 US$m	2002 US$m	**2003 US$m**	Note		**2003 US$m**	2002 US$m	2002 US$m
				Net Operating Assets			
79.0	68.4	**85.8**	7	Goodwill	**85.8**	68.4	79.0
479.0	447.0	**471.8**	7	Tangible assets	**617.3**	600.9	624.9
42.0	41.7	**41.5**		Leasehold land payments	**–**	–	–
135.6	123.4	**133.7**		Associates and joint ventures	**140.9**	132.5	143.1
10.7	3.3	**10.6**		Deferred tax assets	**10.6**	3.3	10.7
31.1	29.6	**31.1**		Other non-current assets	**31.1**	29.6	31.1
777.4	713.4	**774.5**		Non-current assets	**885.7**	834.7	888.8
260.2	218.8	**259.8**		Stocks	**259.8**	218.8	260.2
79.6	101.9	**73.6**		Debtors and prepayments	**73.6**	101.9	79.6
608.4	596.6	**457.3**		Bank balances	**457.3**	596.6	608.4
948.2	917.3	**790.7**		Current assets	**790.7**	917.3	948.2
(738.2)	(662.6)	**(699.7)**		Creditors and accruals	**(699.7)**	(662.6)	(738.2)
(2.0)	(50.5)	**(34.1)**		Borrowings	**(34.1)**	(50.5)	(2.0)
(14.8)	(9.8)	**(15.0)**		Current tax liabilities	**(15.0)**	(9.8)	(14.8)
(755.0)	(722.9)	**(748.8)**		Current liabilities	**(748.8)**	(722.9)	(755.0)
193.2	194.4	**41.9**		Net current assets	**41.9**	194.4	193.2
(205.9)	(207.6)	**(205.3)**		Long-term borrowings	**(205.3)**	(207.6)	(205.9)
(18.4)	(20.9)	**(19.3)**		Deferred tax liabilities	**(19.3)**	(20.9)	(18.4)
(6.8)	(5.1)	**(6.5)**		Other non-current liabilities	**(6.5)**	(5.1)	(6.8)
739.5	674.2	**585.3**			**696.5**	795.5	850.9
				Capital Employed			
82.3	82.6	**73.7**	8	Share capital	**73.7**	82.6	82.3
24.6	29.1	**0.3**	8	Share premium	**0.3**	29.1	24.6
631.1	560.7	**510.4**		Revenue and other reserves	**621.6**	682.0	742.5
738.0	672.4	**584.4**		Shareholders' funds	**695.6**	793.7	849.4
1.5	1.8	**0.9**		Minority interests	**0.9**	1.8	1.5
739.5	674.2	**585.3**			**696.5**	795.5	850.9

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 8.*

Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IFRS					Prepared in accordance with IFRS as modified by revaluation of leasehold properties*		
Year ended 31st December	(unaudited) Six months ended 30th June				(unaudited) Six months ended 30th June		Year ended 31st December
2002 US$m	2002 US$m	**2003 US$m**	Note		**2003 US$m**	2002 US$m	2002 US$m
524.5	524.5	**738.0**		At beginning of period	**849.4**	645.3	645.3
				Revaluation of properties			
6.9	–	**–**		– Net revaluation surplus/(deficit)	**–**	–	(2.3)
0.9	–	**(0.2)**		– Deferred tax	**(0.2)**	–	0.9
				Net exchange translation differences			
18.6	17.1	**3.0**		– Amount arising in the period	**3.0**	17.5	18.0
(2.0)	(2.0)	**–**		– Disposal of Woolworths	**–**	(2.0)	(2.0)
				Cash flow hedges			
(4.8)	(3.2)	**0.5**		– Fair value gains/(losses)	**0.5**	(3.2)	(4.8)
19.6	11.9	**3.3**		Net gains not recognized in consolidated profit and loss account	**3.3**	12.3	9.8
342.8	265.3	**44.5**		Net profit	**44.3**	265.4	343.2
(14.8)	–	**(26.5)**	9	Dividends	**(26.5)**	–	(14.8)
(135.2)	(129.8)	**(177.7)**		Repurchase of shares	**(177.7)**	(129.8)	(135.2)
1.1	0.5	**2.8**		Exercise of share options	**2.8**	0.5	1.1
738.0	672.4	**584.4**		At end of period	**695.6**	793.7	849.4

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 8.*

Consolidated Cash Flow Statement

Prepared in accordance with IFRS: Year ended 31st December 2002 US$m	Prepared in accordance with IFRS: (unaudited) Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS: (unaudited) Six months ended 30th June **2003 US$m**	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties*: (unaudited) Six months ended 30th June **2003 US$m**	Prepared in accordance with IFRS as modified by revaluation of leasehold properties*: (unaudited) Six months ended 30th June 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties*: Year ended 31st December 2002 US$m
				Operating Activities			
328.5	266.5	**48.8**	4	Operating profit	**49.0**	266.6	328.9
104.7	52.8	**45.6**		Depreciation and amortization	**45.4**	52.7	104.3
(217.1)	(218.5)	**3.3**		Other non-cash items	**3.3**	(218.5)	(217.1)
63.6	21.6	**(11.9)**		(Increase)/decrease in working capital	**(11.9)**	21.6	63.6
8.4	4.0	**3.5**		Interest received	**3.5**	4.0	8.4
(12.7)	(8.4)	**(4.8)**		Interest and other financing charges paid	**(4.8)**	(8.4)	(12.7)
(12.9)	(9.2)	**(8.5)**		Tax paid	**(8.5)**	(9.2)	(12.9)
262.5	108.8	**76.0**			**76.0**	108.8	262.5
23.8	8.4	**10.6**		Dividends from associates and joint ventures	**10.6**	8.4	23.8
286.3	117.2	**86.6**		Cash flows from operating activities	**86.6**	117.2	286.3
				Investing Activities			
(118.4)	(59.2)	**(41.8)**		Purchase of tangible assets	**(41.8)**	(59.2)	(118.4)
(23.8)	–	**–**		Purchase of subsidiaries	**–**	–	(23.8)
(0.6)	–	**(26.5)**	10	Store acquisitions	**(26.5)**	–	(0.6)
(6.0)	–	**(1.0)**		Purchase of associates and joint ventures	**(1.0)**	–	(6.0)
2.4	1.8	**0.5**		Sale of tangible assets	**0.5**	1.8	2.4
275.9	274.1	**–**	11	Sale of Woolworths	**–**	274.1	275.9
129.5	216.7	**(68.8)**		Cash flows from investing activities	**(68.8)**	216.7	129.5
				Financing Activities			
1.1	0.5	**2.8**		Issue of shares	**2.8**	0.5	1.1
(135.2)	(129.8)	**(177.7)**		Repurchase of shares	**(177.7)**	(129.8)	(135.2)
201.8	227.0	**141.2**		Drawdown of borrowings	**141.2**	227.0	201.8
(352.5)	(327.9)	**(107.7)**		Repayment of borrowings	**(107.7)**	(327.9)	(352.5)
(14.8)	–	**(26.5)**	9	Dividends paid by the Company	**(26.5)**	–	(14.8)
(299.6)	(230.2)	**(167.9)**		Cash flows from financing activities	**(167.9)**	(230.2)	(299.6)
4.0	2.7	**0.5**		Effect of exchange rate changes	**0.5**	2.7	4.0
120.2	106.4	**(149.6)**		Net (decrease)/increase in cash and cash equivalents	**(149.6)**	106.4	120.2
486.7	486.7	**606.9**		Cash and cash equivalents at beginning of period	**606.9**	486.7	486.7
606.9	593.1	**457.3**		Cash and cash equivalents at end of period	**457.3**	593.1	606.9

* *The basis of preparation of this supplementary financial information is set out in note 1 on page 8.*

Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2002 annual financial statements. As in 2002, the Group is required to account for leasehold land in respect of leasehold properties at amortized cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 4 to 7 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

The Group's reportable segments are set out in notes 3 and 4.

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS

	Prepared in accordance with IFRS Six months ended 30th June			
	2003	2002		
	Total US$m	Continuing operations US$m	Discontinued operations US$m	Total US$m
(a) Profit and Loss Account				
Sales	**1,659.6**	1,435.1	366.7	1,801.8
Cost of sales	**(1,166.6)**	(1,016.0)	(270.7)	(1,286.7)
Gross margin	**493.0**	419.1	96.0	515.1
Other operating income	**4.8**	2.8	–	2.8
Selling and distribution costs	**(376.5)**	(323.9)	(66.9)	(390.8)
Administration and other operating expenses	**(72.5)**	(72.6)	(12.6)	(85.2)
Net profit on sale of Woolworths	**–**	–	224.6	224.6
Operating profit	**48.8**	25.4	241.1	266.5
Net financing charges	**(1.4)**	(2.5)	(1.5)	(4.0)
Share of results of associates and joint ventures	**6.7**	15.4	–	15.4
Profit before tax	**54.1**	38.3	239.6	277.9
Tax	**(10.2)**	(8.4)	(4.4)	(12.8)
Minority interests	**0.6**	0.2	–	0.2
Net profit	**44.5**	30.1	235.2	265.3

2. PROFIT AND CASH FLOW FROM CONTINUING OPERATIONS (continued)

	Prepared in accordance with IFRS Six months ended 30th June			
	2003	2002		
	Total US$m	Continuing operations US$m	Discontinued operations US$m	Total US$m
(b) Cash Flow Statement				
Operating activities				
Operating profit	**48.8**	25.4	241.1	266.5
Depreciation and amortization	**45.6**	42.9	9.9	52.8
Other non-cash items	**3.3**	5.5	(224.0)	(218.5)
(Increase)/decrease in working capital	**(11.9)**	38.8	(17.2)	21.6
Interest received	**3.5**	3.8	0.2	4.0
Interest and other financing charges paid	**(4.8)**	(6.7)	(1.7)	(8.4)
Tax paid	**(8.5)**	(6.7)	(2.5)	(9.2)
	76.0	103.0	5.8	108.8
Dividends from associates and joint ventures	**10.6**	8.4	–	8.4
Cash flows from operating activities	**86.6**	111.4	5.8	117.2
Investing activities				
Purchase of tangible assets	**(41.8)**	(51.1)	(8.1)	(59.2)
Store acquisitions	**(26.5)**	–	–	–
Purchase of associates and joint ventures	**(1.0)**	–	–	–
Sale of tangible assets	**0.5**	0.3	1.5	1.8
Sale of Woolworths	–	–	274.1	274.1
Cash flows from investing activities	**(68.8)**	(50.8)	267.5	216.7
Financing activities				
Issue of shares	**2.8**	0.5	–	0.5
Repurchase of shares	**(177.7)**	(129.8)	–	(129.8)
Drawdown of borrowings	**141.2**	227.0	–	227.0
Repayment of borrowings	**(107.7)**	(327.9)	–	(327.9)
Intercompany transfers	–	292.7	(292.7)	–
Dividends paid by the Company	**(26.5)**	–	–	–
Cash flows from financing activities	**(167.9)**	62.5	(292.7)	(230.2)
Effect of exchange rate changes	**0.5**	0.9	1.8	2.7
Net (decrease)/increase in cash and cash equivalents	**(149.6)**	124.0	(17.6)	106.4
Cash and cash equivalents at beginning of period	**606.9**	469.1	17.6	486.7
Cash and cash equivalents at end of period	**457.3**	593.1	–	593.1

3. SALES

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 **US$m**	2002 US$m
Analysis by geographical area:		
Company and subsidiaries		
North Asia	**1,088.9**	963.3
South Asia	**570.7**	471.8
	1,659.6	1,435.1
Discontinued operations		
New Zealand	**–**	366.7
	1,659.6	1,801.8
Analysis by business:		
Company and subsidiaries		
Supermarkets/hypermarkets	**1,048.2**	940.6
Convenience stores	**279.5**	268.9
Health and beauty stores	**269.1**	218.5
Other	**62.8**	7.1
	1,659.6	1,435.1
Discontinued operations		
Supermarkets	**–**	366.7
	1,659.6	1,801.8

The Group operates in two regions: North Asia and South Asia. North Asia comprises Hong Kong, Mainland China, Taiwan and South Korea. South Asia comprises Singapore, Malaysia, Indonesia and India.

4. SEGMENT OPERATING PROFIT AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS Six months ended 30th June				
	North Asia US$m	South Asia US$m	New Zealand US$m	Support Office US$m	Total US$m
Analysis by geographical area:					
2003					
Company and subsidiaries					
Segment operating profit	29.2	26.4	–	(6.8)	48.8
Associates and joint ventures					
Share of operating results	8.5	(1.8)	–	–	6.7
	37.7	**24.6**	**–**	**(6.8)**	**55.5**
2002					
Company and subsidiaries					
Operating results	11.5	19.5	–	(5.6)	25.4
Discontinued operations					
Operating results	–	–	16.5	–	16.5
Net profit on sale of Woolworths	–	–	224.6	–	224.6
Segment operating profit	11.5	19.5	241.1	(5.6)	266.5
Associates and joint ventures					
Share of operating results	15.7	(0.3)	–	–	15.4
	27.2	19.2	241.1	(5.6)	281.9

Associates' and joint ventures' results include goodwill amortization of US$0.6 million (2002: US$0.6 million).

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
Analysis by business:		
Supermarkets/hypermarkets	**29.0**	10.1
Convenience stores	**6.0**	7.8
Health and beauty stores	**18.3**	12.2
Restaurants	**8.6**	15.1
Other	**0.4**	1.2
	62.3	46.4
Support office	**(6.8)**	(5.6)
	55.5	40.8
Discontinued operations		
– Operating results	**–**	16.5
– Net profit on sale of Woolworths	**–**	224.6
	55.5	281.9

5. TAX

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
Company and subsidiaries	**8.9**	10.0
Associates and joint ventures	**1.3**	2.8
	10.2	12.8

Tax on profits has been calculated at rates of tax prevailing in the territories in which the Group operates. The Group has no tax payable in the United Kingdom (2002: nil).

6. EARNINGS PER SHARE

Basic earnings per share are calculated on net profit of US$44.5 million (2002: US$265.3 million) and on the weighted average number of 1,402.7 million (2002: 1,577.4 million) ordinary shares in issue during the period. The weighted average number excludes the Company's shares held by the Trustee under the Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period. The number of shares for basic and diluted earnings per share is reconciled as follows:

	Prepared in accordance with IFRS Six months ended 30th June Ordinary shares in millions	
	2003	2002
Weighted average number of shares in issue	**1,402.7**	1,577.4
Adjustment for shares deemed to be issued for no consideration	**9.4**	4.1
Weighted average number of shares for diluted earnings per share	**1,412.1**	1,581.5

Additional basic and diluted earnings per share reflecting the revaluation of leasehold properties are calculated on net profit of US$44.3 million (2002: US$265.4 million) as shown in the supplementary financial information.

Additional basic and diluted earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit is reconciled as follows:

	Six months ended 30th June	
	2003 US$m	2002 US$m
Net profit	**44.5**	265.3
Discontinued operations (note 2)	**-**	(235.2)
Underlying net profit – IFRS basis	**44.5**	30.1
Additional amortization of leasehold land payments	**0.2**	0.1
Additional loss on disposal of leasehold property by an associate	**(0.4)**	–
Underlying net profit – IFRS modified basis	**44.3**	30.2

7. CAPITAL EXPENDITURE AND COMMITMENTS

Six months ended 30th June 2003	Prepared in accordance with IFRS	
	Tangible assets US$m	Goodwill US$m
Opening net book amount	479.0	79.0
Exchange rate adjustments	(0.6)	(0.1)
Additions	39.7	9.6
Disposals	(3.7)	–
Depreciation/amortization	(42.6)	(2.7)
Closing net book amount	**471.8**	**85.8**
Capital commitments as at 30th June 2003	**95.1**	**–**
Capital commitments as at 31st December 2002	58.8	–

8. SHARE CAPITAL AND SHARE PREMIUM

	Prepared in accordance with IFRS		
	No. of shares in millions	Share capital US$m	Share premium US$m
At 1st January 2003	1,532.7	85.2	69.9
Issued under share incentive schemes	1.0	–	1.0
Repurchased and cancelled	(158.3)	(8.8)	(26.9)
At 30th June 2003	1,375.4	76.4	44.0
Outstanding under share incentive schemes	(49.2)	(2.7)	(43.7)
	1,326.2	**73.7**	**0.3**

On 31st March 2003, the Company repurchased and cancelled 158.3 million ordinary shares pursuant to a tender offer at the strike price of US$1.10 per share for a total cost of US$177.7 million.

9. ORDINARY DIVIDENDS

	Prepared in accordance with IFRS Six months ended 30th June	
	2003 US$m	2002 US$m
Final dividend in respect of 2002 of US¢2.00 per share (2001: nil)	**26.5**	–

An interim dividend of US¢1.40 (2002: US¢1.00) per share amounting to a total of US$18.6 million (2002: US$14.8 million) and a special dividend of US¢30.00 (2002: nil) per share amounting to a total of US$398 million (2002: nil) are declared by the Board. These amounts will be accounted for as appropriation of revenue reserves in the year ending 31st December 2003.

10. STORE ACQUISITIONS

During the first half of 2003, Wellcome Taiwan Company Limited, a wholly-owned subsidiary of the Company, acquired the store operating assets of 22 supermarkets and seven related properties from a third party for cash consideration of US$26.5 million, of which US$9.6 million was attributable to goodwill.

11. SALE OF WOOLWORTHS

	Prepared in accordance with IFRS Six months ended 30th June 2002 US$m
Tangible assets	100.8
Other non-current assets	4.9
Current assets	62.3
Current liabilities	(63.3)
Long-term borrowings	(48.9)
Net assets disposed of	55.8
Cumulative translation differences	(2.0)
Net gain on disposal	224.6
Sales proceeds	278.4
Cost on disposal, net of balance of consideration receivable	4.5
Less: Bank balances (net of borrowings)	(8.8)
Net cash inflow on sale	274.1

In June 2002, the Group completed the sale of its 100% interest in Woolworths, New Zealand to a third party at a net profit of US$224.6 million.

12. POST BALANCE SHEET EVENT

In May 2003, Giant TMC Bhd, a wholly-owned subsidiary of the Company, announced the acquisition of the store operating assets of 34 supermarkets, one distribution centre and certain stocks from a third party, subject to necessary regulatory approvals. This transaction is expected to be completed during the third quarter of 2003.

Shareholder Information

DIVIDEND

The interim dividend of US¢1.40 per share and the special dividend of US¢30.00 per share will be payable on 15th October 2003 to shareholders on the register of members at the close of business on 22nd August 2003. The ex-dividend date will be on 20th August 2003, and the share registers will be closed from 25th to 29th August 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th September 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd October 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

MANAGEMENT OFFICE

7/F Devon House, Taikoo Place
979 King's Road, Quarry Bay
Hong Kong
PO Box 286, GPO
Tel: (852) 2299 1888
Fax: (852) 2299 4888

WEBSITE

Press releases and other financial information on the Company can be accessed through the Internet at 'www.dairyfarmgroup.com'.

Retail Outlets Summary

	As at 31st December				As at 30th June
	1999	2000	•2001	2002	**2003**
Hong Kong					
• Wellcome supermarkets	233	237	252	247	**244**
• 7-Eleven convenience stores	380	414	444	477	**484**
• Mannings health and beauty stores	146	161	179	189	**193**
• Maxim's					
Chinese restaurants	64	64	62	64	**62**
Fast food/Institutional catering	76	93	94	97	**95**
Cake shops	125	127	128	132	**132**
European restaurants and other	28	31	25	26	**25**
Starbucks	–	9	24	35	**36**
• IKEA home furnishings stores	–	–	–	4	**4**
India					
• Foodworld supermarkets	32	51	71	84	**86**
• Health and Glow health and beauty stores	10	19	16	16	**18**
Indonesia					
• Hero supermarkets (including Mitra)	77	79	83	91	**103**
• Giant hypermarkets	–	–	–	2	**3**
• Guardian health and beauty stores	25	38	57	69	**69**
• Starmart convenience stores	24	26	31	38	**38**
South Korea					
• Olive Young health and beauty stores	–	–	–	5	**8**
Mainland China					
• 7-Eleven convenience stores, Guangzhou and Shenzhen	50	50	72	127	**147**
• Maxim's					
Starbucks	–	–	–	2	**3**
Other	17	2	3	5	**5**
Malaysia					
• Giant/Cold Storage supermarkets	11	10	11	11	**14**
• Giant hypermarkets	2	2	5	8	**8**
• Guardian health and beauty stores	57	64	80	96	**105**
• Photo Finish stores	–	–	3	6	**7**
Singapore					
• Cold Storage/Jasons supermarkets	33	34	35	38	**38**
• Giant hypermarkets	–	1	2	3	**3**
• 7-Eleven convenience stores	109	124	156	173	**181**
• Guardian health and beauty stores	55	87	93	102	**102**
• Photo Finish/Handifix stores	36	47	44	41	**41**
Taiwan					
• Wellcome supermarkets	94	104	111	122	**148**
• IKEA home furnishings store	–	–	–	1	**1**
Total	1,684	1,874	2,081	2,311	**2,403**

Note: Including associates and joint ventures and excluding discontinued operations.

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Jardine House, Hamilton, Bermuda

www.dairyfarmgroup.com



Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Doc re. Interim Report 2003
Released	09:02 21 Aug 2003
Number	9088O

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

INTERIM REPORT 2003

Dairy Farm International Holdings Limited announces that its Interim Report for the six months ended 30th June 2003 has been posted to shareholders today, Thursday, 21st August 2003, and is available on the Company's website at www.dairyfarmgroup.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

21st August 2003

www.dairyfarmgroup.com

END

Close

